UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

HONGLI GROUP INC.

(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road,

Changle County, Weifang City,

Shandong Province, China, 262400.

Tel: +86 0536-2185222

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K originally furnished with the Securities and Exchange Commission on September 19, 2024 (the “Form 6-K”), is being furnished for the purposes of i) adding the Notes to the Unaudited Condensed Consolidated Financial Statements as of June 30, 2024 and for the Six Months Ended June 30, 2024 and 2023, and ii) adding Loans, Guarantees and Pledges, Existing Commitment under Expansion Plan, Inflation and Seasonality sections to the Operating and Financial Review and Prospects in Connection with the Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2024 and 2023.

Hongli Group Inc., a Cayman Islands exempted company (the “Company”) is furnishing this Form 6-K/A to provide supplement information to its unaudited condensed consolidated financial statements for the six months ended June 30, 2024 and incorporate such financial statements into the Company’s registration statement referenced below.

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 of the Company (File Number 333-278321), as amended, and into the prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of June 30, 2024 and for the Six Months Ended June 30, 2024 and 2023.
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2024 and 2023.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hongli Group Inc.

Date: October 31, 2024	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

By:	/s/ Xiangmei Zeng
Xiangmei Zeng
Chief Financial Officer

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